UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer: Sizeler Property Investments, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  830137105

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

        David M. Brown, c/o Deer Isle Management, L.L.C.
                   860 Fifth Avenue, Suite 19A
            New York, New York 10021; (212) 472-9797

     (Date of Event which Requires Filing of this Statement)

                         April 13, 2000

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 830137105

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         David M. Brown

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         18,000

8.  Shared Voting Power:

         723,300

9.  Sole Dispositive Power:

         18,000

10. Shared Dispositive Power:

         723,300

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         723,300


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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

13. Percent of Class Represented by Amount in Row (11)

         9.41%

14. Type of Reporting Person

         IN

CUSIP No.: 830137105

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Deer Isle Management, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:
7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         666,200

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         666,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         666,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         8.46%

14. Type of Reporting Person

         OO

CUSIP No.: 830137105

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Deer Isle Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         666,200

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         666,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         666,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         8.46%

14. Type of Reporting Person

         PN

The purpose of this Schedule 13D is to report the ownership of Deer Isle Partners, L.P. (the "Partnership"), Deer Isle Management, L.L.C. (the "Management Company") and David M. Brown (together with the Partnership and the Management Company, the "Reporting Persons") in the Common Stock, $.01 par value (the "Shares") of Sizeler Property Investors, Inc. (the "Issuer"). The Partnership and Management Company own 8.46% of the Shares and David M. Brown is deemed to beneficially own 9.41% of the Shares.

Item 1.  Security and Issuer

         The class of equity security to which this statement on
         Schedule 13D relates is the Shares of the Issuer.  The
         Issuer has its principal executive offices located at 2542 William Blvd., Kenner, Louisiana 70662.

Item 2.  Identity and Background

         (a)  Deer Isle Partners, L.P.
              Deer Isle Management, L.L.C.
              David M. Brown

         (b)  860 Fifth Avenue, Suite 18A, New York, NY 10021

         (c) The principal business of the Partnership, in which the Management Company serves as General Partner and David M. Brown serves as the Managing Member of the General Partner, is investment management.

         (d)  During the last five years, neither the Reporting
              Persons nor any person affiliated with the Reporting Persons have been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the last five years, neither the Reporting Persons nor any person affiliated with the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or such person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Partnership is a limited Partnership organized under the laws of Delaware.





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

              The Management Company is a corporation formed under the laws of Delaware.

              David M. Brown is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership and the Management Company own 666,200 Shares and David M. Brown is deemed to beneficially own 741,300 Shares. All
         741,300 Shares are held by either the Partnership, the Management Company or David M. Brown.

         All of the Shares were purchased in open market transactions. The Shares owned by the Partnership and the Management Company were purchased for an aggregate purchase price of $6,045,659. The Shares beneficially owned by David M. Brown were purchased for an aggregate purchase price of $6,752,260.

         The funds for the purchase of the Shares held by the Partnership and the Management Company have come from the working capital of the Partnership and the Management Company which in the normal course of business is comprised of equity contributed by its partners and earnings from its operations. The working capital of the Partnership and the Management Company may on occasion include the proceeds of margin loans entered into in the ordinary course of their respective business with their prime broker, such loans being secured by the securities owned by them. The funds for the purchase of the Shares held by David M. Brown came from the Reporting Person's own funds.

Item 4.  Purpose of Transactions

         The Reporting Persons generally qualify to file securities ownership reports required by the Securities Exchange Act of 1934 on Schedule 13G and the Reporting Persons generally utilize Schedule 13G for their reporting of the ownership positions held by the Partnership and the Management Company. From time to time, the Reporting Persons may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters in which the Reporting Persons may suggest possible courses of action with respect to a particular issuer. In such situations, the Reporting Persons may elect to convert a filing on Schedule 13G to a filing on
         Schedule 13D in order to be more active in discussions



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

         regarding management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions.

         In this situation, the Reporting Persons have been aproached by a third party to discuss certain matters, and may have additional conversations with one or more third parties, interested in discussing the possibility of an acquisition of the Shares in a transaction which could include an acquisition of all outstanding Shares of the Issuer. To obtain the flexibility to discuss these possible transactions with the respective third parties and with the Issuer's management, the Reporting Persons are accordingly converting their ownership filing on Schedule 13G to a filing on Schedule 13D.
         Such conversion should not be interpreted as an indication that the Reporting Persons have changed their position with respect to being supportive of management of the Issuer. Instead, this conversion is intended to provide the Reporting Person with the flexibility to listen to and discuss these proposals with the respective third parties and with management of the Issuer.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Partnership and the Management Company own 666,200 Shares and David M. Brown is deemed to be the beneficial owner of 741,300 Shares. Based on the Issuer's filing on Form 10-K on March 29, 2000, as of March 14, 2000 there were 7,874,000 Shares outstanding. Therefore, the Partnership and the Management Company own 8.46% and David M. Brown is deemed to beneficially own 9.41% of the outstanding Shares. The Reporting Persons have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Except as described herein, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.







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

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.
















































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

         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             DEER ISLE PARTNERS, L.P.

                               By:  Deer Isle Management, L.L.C.
                                    General Partner

                               By:  /s/ David M. Brown
                                    _____________________________
                                    David M. Brown
                                    Managing Member


                             DEER ISLE MANAGEMENT, L.L.C.

                               By:  /s/ David M. Brown
                                    _____________________________
                                    David M. Brown
                                    Managing Member


                             DAVID M. BROWN

                                    /s/ David M. Brown
                                    _____________________________
                                    David M. Brown



April 14, 2000














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

                         Exhibit A



                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

April 14, 2000 relating to the Common Stock of Sizeler

Property Investors, Inc. shall be filed on behalf of the

undersigned.


                             DEER ISLE PARTNERS, L.P.

                               By:  Deer Isle Management, L.L.C.
                                    General Partner

                               By:  /s/ David M. Brown
                                    _____________________________
                                    David M. Brown
                                    Managing Member


                             DEER ISLE MANAGEMENT, L.L.C.

                               By:  /s/ David M. Brown
                                    _____________________________
                                    David M. Brown
                                    Managing Member


                             DAVID M. BROWN

                                    /s/ David M. Brown
                                    _____________________________
                                    David M. Brown















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